Exhibit 23.2
LAW OFFICES OF William B. Barnett __________ OF COUNSEL Sylvia R. Esquivel	15233 Ventura Boulevard, Suite 410 SHERMAN OAKS, CALIFORNIA 91430 Telephone (818) 789-2688 FAX (818) 789-2680 EMAIL: wbarn @ pacificnet.net

October 27, 2004

Steve Lipman, President
Consolidated Pictures Corp.
806 O’Neal Lane
Baton Rouge, LA 70816

Re:       Confidential Attorney-Client Communication

Dear Mr. Lipman:

We are pleased that you have requested the Law Offices of William B. Barnett to provide legal services to you and thank you for the opportunity to serve you.  As of January 1, 1987, the State Bar of California requires a written fee agreement between attorneys and their clients.  The purpose of this letter, therefore, is to set forth the scope of our engagement as legal counsel to you, to confirm that we are in mutual agreement with respect to the same, to set forth the financial arrangements pursuant to our engagement and to verify our approval of such financial arrangements, as follows:

1.         Scope of Engagement.  The firm will perform those legal services which you request that it perform.  However, it is our understanding that you are engaging the firm in connection with the following:

            (a)        Preparation and filing with the Securities and Exchange Commission, of all Form 10-QSB’s, Form 10-KSB, Form 8-K’s, Form S-8, Form 3’s and 4’s, one Schedule 14C, and one Schedule 14A for a 12 month period commencing October 27, 2004.  Specifically excluded are Form 8-K’s involving acquisitions or mergers and the filing of any Form S’s under the Securities Act of 1933 except for Form S-8’s.

            (b)        Review of corporate documents and general legal counsel services.

2.         Fees and Hourly Rates.  Our billing practice is to charge for our services based primarily on the amount of time devoted to a matter at hourly rates for the particular professionals involved.  These hourly rates are based upon experience, expertise and standing.  Our current regular rates are $350.00 per hour.  Associates, paralegals and clerks are billed at lower rates.  We believe that our hourly rates are comparable with the rates charged for the same kinds of work by lawyers or the other professionals of similar experience, expertise and standing.

            We know that you appreciate that hourly rates are at best merely an index of what your legal costs are likely to be.  Effectiveness and efficiency are of overriding importance, and we will endeavor to ensure that Consolidated Pictures Corp. receives the benefits of those qualities to the best of our ability.  We will further attempt to keep you currently aware of the extent of costs involved in particular matters to the extent practicable, so as to maximize cost effectiveness.

Mr. Lipman
October 27, 2004

3.         Flat Fee.  Applying the above to the matters discussed in paragraph 1(a) above, we agree to perform all of such legal services in return for the issuance of 25,000 shares of CPC’s common stock (the "Shares").  The Shares will be registered in CPC’s next Form S-8 filing with the Securities and Exchange Commission.  We have agreed that a retainer of $10,000 to be applied against a $4,150 per month flat fee for a total of $50,000 is a reasonable estimate of the fees related to the legal services to be provided in paragraph 1(a) above.  We have accepted your proposal to pay for our services in CPC common stock in order not to impact your cash flow.  We recognize that CPC is a company in the development stage and is currently seeking investment capital to continue with its business plan.  Other than the sale of up to 5,000 shares after the filing of the Form S-8, we agree not to sell more than 2,000 shares per month, or shares worth $4,150, whichever is more.  All other legal services not specified in paragraph 1(a) above will be billed at our hourly rates.

4.         Disbursements.  The performance of legal services involves costs and expenses that you will either pay directly or for which you will reimburse us should we pay these costs and expenses on your behalf.  In the normal course of our work, we will bill you for smaller expense items, such as computerized research, postage, long distance telephone charges, copying court fees, field expenses (i.e., mileage, meals, parking, lodging, etc.)  In circumstances involving any substantial expenditure involving outside vendors (such as registration filing fees, exhibit preparation or air fare), we will require that you advance those sums to us before we expend them or we may require that you directly reimburse the vendor.

5.         Identity of Clients.  We will represent only the Company (CPC, Y-Tel International and International Telekom)  in connection with the "Scope of Engagement".  Unless expressly agreed in writing, we will not be representing any of the Company’s related or affiliated or associated persons or entities (collectively, "Affiliates"), i.e., any parent, subsidiary, or affiliated corporation or other entity, or any of the Company’s or their officers, directors, investors, agents, partners or employees (collectively, "Agents"), in connection with the "Scope of Engagement".

6.         Firm Investment.  In accepting to exchange legal services for CPC common stock, we are in effect making an investment in CPC.  Under the law, attorneys bear the heavy burden of demonstrating that business dealings between them and their clients are fair and reasonable to the client.  The cases have held that such transactions "are always scrutinized by the courts with jealous care."  Transactions between lawyers and clients are subject to a rebuttable presumption that they were entered into under undue influence and without sufficient consideration.

            If given the investment opportunity, under Rule 3-300 of the California Rules of Professional Conduct (the "Rules"), we can enter into this agreement with the Company only after obtaining the Company’s informed written consent and only after providing the Company with a reasonable opportunity to seek the advice of an attorney outside of our Firm about whether the Company should agree to this transaction with us.  In addition, under the Rules, any rights granted to us in this transaction will not be enforceable by us unless the terms of the transaction are reasonable and fair to the Company.  In considering whether to consent, the Company should evaluate whether this transaction is fair and reasonable to the Company.

            Before consenting to this transaction, the Company should also understand the possible adverse consequences that can occur whenever attorneys enter into a transaction such as this one with a client.  For example, clients often rely on their attorneys’ advice regarding whether to enter into a business transaction like this one.  Here, because we are entering into this transaction with the Company, we are not in a position to give the Company such advice.  Also, attorneys often have confidential information of their clients that other parties typically doing business with those clients probably would not have.  The Company should consider whether the Company has provided us with any confidential information that might somehow give us an unfair advantage over the Company regarding the transaction described above.  If so, the Company should consider how that affects the Company’s willingness to enter into this transaction.

Mr. Lipman
October 27, 2004

            Another possible adverse consequence that might occur when attorneys enter into a business transaction such as this one with a client is that the attorneys’ judgment regarding the client’s other legal affairs might be affected by the attorneys’ business relationship with the client.  As our client, the Company is entitled to expect that we will represent the Company’s interests fully and vigorously without regard to our participation in the transaction described above, and we intend to provide the Company with such objective, disinterested representation on the Company’s other legal matters in which we represent the Company.  If the Company has any concern that our objectivity in representing the Company will be affected in any way by the transaction described above, then the Company should not enter into this transaction with us.

            The Company is free, of course, to seek the advice of a lawyer of the Company’s choice other than an attorney at our Firm, both regarding this transaction and whether the Company should give the consent we are seeking, and we encourage the Company to seek that advice.

            If the Company has any concern that the terms of this transaction are not fair and reasonable to the Company, or that entering into the transaction might be unfair to the Company because the Company has given, or might give us, confidential information, or because the transaction might compromise the independence of our professional judgment, or it might interfere with our attorney-client relationship or otherwise affect our representation of the Company in any way, please raise the Company’s concerns with the Company’s independent counsel and with us at this time.  Otherwise, we will rely on the Company’s initials below as evidencing the Company’s agreement and confirmation that our representation of the Company will not be affected adversely by entering into the transaction described above, that the transaction is fair and reasonable to the Company and that the Company is giving us the Company’s informed consent to enter into this transaction with the Company despite the potential for adverse consequences.

Separate initials indicate specific agreement with this investment provision.

SL Client (or representative) initial

7.         Monthly Statements and Payment Terms.  Our practice is to send a monthly statement for services rendered during the previous month and for disbursements incurred for our client's account.  The detail in the monthly statement will inform you of both the nature and progress of work and of the fees and disbursements being incurred.

            Our fee structure is based upon the premise that all statements are due and payable upon receipt, but, in any event, no later than thirty (30) days thereafter.  We reserve the right to charge at the rate of ten percent (10%) per annum a monthly late payment fee computed from thirty (30) days after the issuance date until paid.

            We do our best to see that our clients are satisfied not only with our services but also with the reasonableness of the fees and disbursements charged for those services.  Therefore, if you have any question about or objection to a statement or the basis for our fees to you, you should raise it promptly for discussion.  If you object only to a portion of a statement, we ask that you pay the remainder, which will not constitute a waiver of your objections.

8.         Withdrawal From Representation.  The attorney-client relationship is one of mutual trust and confidence.  If you have any questions at all about the provisions of this Fee Agreement, we invite your inquiries.  We encourage our clients to inquire about any matter relating to our fee agreements or monthly statements that are in any way unclear or appear unsatisfactory.  If you do not meet your obligation of timely payments under this Agreement, we reserve the right to withdraw from this representation on that basis alone, subject, of course, to any required judicial or administrative approvals.  This Agreement is also subject to termination by either party upon reasonable notice for any reason.  Upon such termination, however, you will remain liable for any unpaid fees and costs.

Mr. Lipman
October 27, 2004

9.         Waiver of Prospective Conflicts on Unrelated Matters.  We represent many other clients.  It is possible that during or after the time we represent the Company, other present or future clients will ask us to represent them in disputes or transactions with or involving the Company (which term in this section includes any Affiliates or Agents) as to legal matters substantially unrelated to our representation of the Company.

            Because our representation of the Company is limited to the "Scope of Engagement", we wish to clarify our mutual understanding with the Company as to the extent to which our present representation both will affect, and will not affect, our ability to represent other existing or future clients in other legal matters, whether or not the Company (including, for these purposes, Affiliates and Agents) is adverse or otherwise involved in those matters.  As a condition of our undertaking this matter, the Company agrees that:

·           we can continue to represent, or can in the future represent, existing or new clients in any matter, including litigation or other adversarial proceedings, so long as the matter is not substantially related to our work for the Company on the "Scope of Engagement", even if those other clients’ interests are adverse to the Company in the other matter,

·           we might obtain confidential information of interest to the Company in these other matters that we cannot share with the Company, and

·           the Company waives any conflict of interest that might arise from any of such engagements, and will not seek to disqualify us in or assert a conflict with respect to any of those engagements.

            If for any reason, the Company’s consent and waiver of potential conflicts is not effective in the circumstances, the Company consents to our resignation from our representation of it if resignation at that time is otherwise permissible under applicable professional rules.  In that case, the Company would need to engage, at the Company’s expense, separate counsel to represent its interests.

            Of course, without the Company’s further prior written consent, we cannot and will not represent another client in a matter adverse to the Company if we have obtained confidential information of a nonpublic nature from the Company, as a result of our representation of the Company, that, if known to the other client, could be used in the other matter by the other client to the Company’s material disadvantage.

10.        Arbitration.  While we look forward to a mutually enjoyable relationship with you, as you know, one of the jobs of a lawyer is to provide for the unanticipated.  Accordingly, should any fee dispute arise between us, we mutually agree that such dispute will be subjected to binding arbitration pursuant to the Los Angeles County Bar Association arbitration program and that the arbitrators may award reasonable attorneys' fees to the prevailing party in such proceedings.  You hereby acknowledge that you are aware of the fact that by agreeing to arbitrate, you waive any right you have to a court or jury trial.

11.        Future Services.  The above agreements will also apply to services rendered for such future matters that we mutually agree will be handled by the firm.

Mr. Lipman
October 27, 2004

If this letter correctly sets forth your understanding of the scope of the services to be rendered to you by the Law Offices of William B. Barnett, and if the terms of the engagement are satisfactory, please execute the enclosed copy of this letter and return it to us.  If the scope of services described is incorrect or if the terms of the engagement set forth in this letter are not satisfactory to you, please let us know in writing in order that we can discuss either aspect.

We look forward to working with you and thank you once again for the opportunity to serve you.

Very truly yours,

LAW OFFICES OF WILLIAM B. BARNETT

/s/ William B. Barnett

By:  William B. Barnett

            I have read the foregoing Retainer Agreement and agree and accept the above terms and conditions.

DATED this 27th day of October 2004

                                                            CONSOLIDATED PICTURES CORP.
                                                                       /s/ Steve Lipman
                                                           By:       ____________________________

            Steve Lipman, President